P.E. 1/1/02


02001386

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


RECEIVED
JAN 18 2002
316

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
January 2002

PRUDENTIAL PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL, LONDON EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X ____ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934

Yes ____ No X ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 – 2(b) 82 - ______

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY



Date: 16 January 2002 By: ______________________

Title: Group Head of Media Relations



PRUDENTIAL

Embargo: 07.00 hrs Wednesday 16 January 2002

PRUDENTIAL PLC 2001 NEW BUSINESS RESULTS

- **Record total Group insurance and investment sales for 2001 of £21.5 billion, up 54 per cent on prior year (£13.9 billion).**
- **Record annual premium equivalent (APE) sales of £2.8 billion, up 46 per cent (£1.9 billion).**
- **Total UK insurance sales of £5.8 billion, an increase on 2000 of 12 per cent. APE sales up 10 per cent to £838 million.**
- **Strong sales of fixed annuities (up 80 per cent to £1.9 billion) at Jackson National Life.**
- **APE sales of £1.3 billion in Asia, up 177 per cent. Insurance sales on an APE basis of £434 million were up 69 per cent. Net mutual fund sales increased by 351 per cent and mutual funds under management were up 88 per cent to £3.1 billion.**

Prudential plc reported insurance and investment sales of £2.8 billion on an annual premium equivalent (APE) basis in 2001, an increase of 46 per cent over the prior year. Group insurance premiums of £1.8 billion on an APE basis were up 16 per cent and APE investment premiums of £1 billion increased by 172 per cent on 2000. Sales at Jackson National Life and Prudential Corporation Asia represented 68 per cent of the Group total.

Prudential's Group Chief Executive, Jonathan Bloomer, commented:

"2001 has been another year of considerable success and achievement for the Group as we continued to deliver our strategy of building an international retail financial services business by broadening our geographic presence, distribution channels and range of products. This focused strategy is designed to exploit sustainable growth in key markets around the world where we have leading market positions and excellent customer access and reach.

"These new business figures fully endorse the success of our strategy. They were also achieved against a backdrop of volatile equity markets and an uncertain global economic climate, and are a result of our financial strength and broad international base."

UK Insurance Operations

The UK insurance business recorded sales on an APE basis of £838 million in 2001, an increase of 10 per cent on the prior year. Total sales for the year were £5.8 billion, with single premium sales increasing by 12 per cent and regular premium sales up 5 per cent.

Sales via our intermediary channels on an APE basis were £506 million, a 32 per cent improvement on 2000, with particularly strong sales of with-profit bonds and annuities. Excluding bulk annuity sales, intermediary APE sales were £448 million, a 22 per cent improvement on the prior year. Intermediary sales on an APE basis in the second half of 2001 were 22 per cent ahead of sales in the first half of the year and 40 per cent ahead of sales in the second half of 2000.

This strong growth in intermediary sales during the year more than offset the expected decline in sales through our direct sales channels which, at £332 million, were down 13 per cent on 2000, principally due to the closure of the direct sales force in the second quarter of 2001.

Prudential has a leading position in the UK annuities market and total annuity sales in 2001 of £1.8 billion (£184 million on an APE basis) were up 46 per cent on the prior year. Sales of annuities through intermediary channels of £1.2 billion increased by 80 per cent, of which sales of individual annuities of £597 million were up 25 per cent and bulk annuity sales of £575 million increased by 231 per cent on the prior year.

Sales of Prudence Bond were almost £2 billion in 2001, an increase of 33 per cent on the prior year. Sales in the fourth quarter of £749 million were buoyant (up 109 per cent on the corresponding period last year), reflecting product enhancements made during the year. Prudential has continued to gain market share of the with-profit bond market during the year due to its financial strength, innovative product offering and strong brand presence. Earlier this month we launched a new Prudence Bond option which will bring greater flexibility and transparency to with-profit bonds.

Sales of new corporate pensions on an APE basis of £205 million increased by 6 per cent on the prior year. During the year, our focus has been on fee-based group pensions business, of which we wrote £142 million in 2001, up 41 per cent on the prior year. Going forward, we will continue to secure schemes with access to large numbers of employees which allow us to use our worksite marketing expertise to maximise the take-up of pensions by employees.

M&G

Total investment sales in the year were £918 million, 14 per cent lower than in 2000, which included an exceptional loan note rollover of £105 million. Excluding this one-off item, sales were 5 per cent lower than those reported in 2000. This compares favourably with industry data (AUTIF) which shows that gross industry retail sales fell 22 per cent in the 11 months up to December 2001 compared to the same period in 2000. M&G also significantly increased its market share during 2001, especially in the IFA channel, achieving more than a 10 per cent share of all ISA and PEP transfer business sold via intermediaries in November.

Sales of fixed income products were £534 million, 17 per cent up on 2000. Fixed income sales accounted for 58 per cent of total sales, demonstrating the benefit of M&G's broad product offering, particularly given the current volatility of equity markets.

Egg

Egg published a pre-closed season briefing on 13 December 2001 that covered its activities up to that date. Key highlights from that announcement included 129,300 net new customers acquired to date in the fourth quarter, bringing the total net customer base to 1.92 million, and the management accounts for November showing that the business had made a profit for the month, thereby meeting the commitment made at the time of its flotation in June 2000 that it would break even during the fourth quarter of 2001. Egg will announce its preliminary results on 25 February 2002.

Europe

Total sales in 2001 through Prudential Europe were £78 million, more than double the figure for last year of £36 million. This result was primarily due to strong sales in France of Prudential Europe Vie, the innovative equity-backed life insurance product. On an APE basis, sales were £26 million, an improvement of 13 per cent on 2000.

United States

While Jackson National Life's (JNL) performance during the year has been affected by the continued market volatility in the US, which affected consumer appetite for equity-based products, its strategy to provide diversified products through multiple distribution channels enabled JNL to deliver strong results in fixed annuities, which provide customers with more certain returns. Sales of stable value products were also strong.

Total sales in 2001 on an APE basis were £483 million, down 5 per cent on the prior year. Single premium sales in the year were £4.6 billion, compared to £4.8 billion in 2000 which was a record year for JNL.

Fixed annuity sales of £1.9 billion - a record level of sales in a single year for JNL - were up 80 per cent on 2000, principally due to the success of the bank marketing channel through which sales increased by 66 per cent to just over £1 billion. Sales of stable value products remained strong at £1.7 billion (in line with sales in the prior year), reflecting in particular the success of the global Medium Term Note (MTN) programme.

Sales of equity-based products were affected by the ongoing volatility in the equity markets and a fiercely competitive environment in which some companies are chasing top line growth at the expense of profitability. JNL has maintained its focus on profitability, not volume.

Variable annuity sales in the year of £768 million were down 55 per cent on 2000. JNL recently became only the third company in the United States to launch an innovative unbundled variable annuity that offers consumers the flexibility to purchase a variable annuity with new features to better match their investment needs. This new product is designed to increase JNL's competitiveness in the variable market, without compromising its product pricing discipline.

Equity linked indexed (ELI) annuity sales in the year were £271 million compared to £409 million in 2000. However, sales of ELIs in the fourth quarter of 2001 were 28 per cent ahead of third quarter sales, and were the strongest single quarter figures in 2001.

JNL's overall fourth quarter retail sales were 18 per cent ahead of the fourth quarter 2000 and second half retail sales were 10 per cent up on the first half of 2001.

Asia

Total insurance and investment sales in Asia for the year were £10 billion, an increase of 264 per cent on 2000. Total sales of £3.7 billion in the fourth quarter of 2001 were more than double those in the same period of the previous year (£1.5 billion). This strong growth reflects Prudential Corporation Asia's (PCA) successful strategy of entering new markets, strengthening and diversifying distribution channels and launching customer-focused products. All operations recorded excellent growth on last year. We also had first time contributions from our new life operations in Japan and Korea.

Sales of insurance products on an APE basis were £434 million, up 69 per cent. In addition to continuing strong growth in sales through agents, alternative distribution channels, including bancassurance and direct distribution, generated just over 17 per cent of new APE life sales, up significantly compared to last year. Sales of regular premium insurance of £369 million were up 61 per cent on the prior year. Single premium insurance sales of £650 million were up 136 per cent and net mutual fund sales of £1.4 billion were up 351 per cent. Prudential's share of BOCI Prudential Mandatory Provident Fund sales in Hong Kong was £91 million.

Total funds under management in the Asian mutual fund business, at £3.1 billion, grew 88 per cent during 2001. In addition, our mutual fund operation in Taiwan also secured new discretionary fund management mandates of £102 million during the year.

As we forecast at the time of our third quarter new business results, there was some slowdown in the life new business growth rates during the fourth quarter of 2001 as the global economic slowdown started to have an effect on the region. This was particularly noticeable in the economies of countries such as Singapore and Taiwan. As expected, single premium sales in Singapore have now reverted to normalised levels following the exceptional first half of the year attributed to the liberalisation of the Central Provident Fund. New business volumes during the fourth quarter in Taiwan have been lower due to intensive agent training for the new range of unit linked products. Regulatory approval for regular premium unit linked products in Taiwan was received in late November 2001 and these were successfully launched on 10 January 2002.

PCA, with its broad range of licences in the region, multi-channel distribution capabilities, excellent strategic partners, and product expertise is in a very strong position to continue to benefit from the excellent long-term growth potential throughout Asia.

-ENDS-

ENQUIRIES TO:

Media
Geraldine Davies 020 7548 3911
Steve Colton 020 7548 3721
Clare Staley 020 7548 3719

Investors and Analysts
Rebecca Burrows 020 7548 3537
Andrew Crossley 020 7548 3166

NOTES TO EDITORS:

Newswires Conference Call at 7.30am:
Dial in number: 020 8288 4700
Chair: Geraldine Davies

Investor/Analyst Conference Call at 2.30pm:
Dial in number: 020 8240 8246
Participants to quote Prudential
Replay will be available for 7 days
Dial in number for replay: 020 8288 4459
Pass code 613872

1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium sales.

2. **Financial Calendar**:

Announcement of 2001 full-year results	Tuesday 26 February 2002
First quarter new business figures 2002	Thursday 18 April 2002
Annual General Meeting	Thursday 9 May 2002
Interim Results 2002/ Second quarter new business figures 2002	Wednesday 24 July 2002
Third quarter new business figures 2002	Thursday 17 October 2002

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Prudential and its affiliates operate. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements.

Schedule 1

PRUDENTIAL PLC - NEW BUSINESS PREMIUMS - FULL YEAR 2001 VERSUS FULL YEAR 2000

	Single Premiums			Regular Premiums			Total Premiums			APE		
	2001 £m	2000 £m	+/- (%)	2001 £m	2000 £m	+/- (%)	2001 £m	2000 £m	+/- (%)	2001 £m	2000 £m	+/- (%)
UK Insurance Operations:												
Prudential Financial Services:												
Individual Pensions	28	30	(13%)	26	34	(24%)	52	64	(19%)	29	37	(22%)
Corporate Pensions	469	751	(38%)	131	93	41%	600	844	(29%)	178	168	6%
Life	226	534	(58%)	11	28	(61%)	237	562	(58%)	34	81	(58%)
Annuities	663	602	10%	-	-	0%	663	602	10%	66	60	10%
Investment Products	15	43	(65%)	4	12	(67%)	19	55	(65%)	6	16	(63%)
Sub-Total	1,399	1,960	(29%)	172	167	3%	1,571	2,127	(26%)	313	363	(14%)
DSS Rebates	185	175	6%	-	-	0%	185	175	6%	19	18	6%
Total Direct (Schedule 2)	1,584	2,135	(26%)	172	167	3%	1,756	2,302	(24%)	332	381	(13%)
Prudential Intermediary Business:												
Individual Pensions	219	196	12%	68	54	26%	287	250	15%	90	74	22%
Corporate Pensions	82	94	(13%)	19	15	27%	101	109	(7%)	27	24	13%
Life	2,297	1,660	38%	27	36	(25%)	2,324	1,696	37%	257	202	27%
Annuities	1,172	652	80%	-	-	0%	1,172	652	80%	117	65	80%
Investment Products	70	101	(31%)	2	3	(33%)	72	104	(31%)	9	13	(31%)
Sub-Total	3,840	2,703	42%	116	108	7%	3,956	2,811	41%	500	378	32%
DSS Rebates	64	59	8%	-	-	0%	64	59	8%	6	6	0%
Total Intermediated (Schedule 2)	3,904	2,762	41%	116	108	7%	4,020	2,870	40%	506	384	32%
Total UK Insurance Operations:												
Individual Pensions	245	226	8%	94	88	7%	339	314	8%	119	111	7%
Corporate Pensions	551	845	(35%)	150	108	39%	701	953	(26%)	205	193	6%
Life	2,523	2,194	15%	38	64	(41%)	2,561	2,258	13%	290	283	2%
Annuities	1,835	1,254	46%	-	-	0%	1,835	1,254	46%	184	125	47%
Investment Products	85	144	(41%)	6	15	(60%)	91	159	(43%)	15	29	(48%)
Sub-Total	5,239	4,663	12%	288	275	5%	5,527	4,938	12%	813	741	10%
DSS Rebates	249	234	6%	-	-	0%	249	234	6%	25	23	9%
Total UK Insurance Operations	5,488	4,897	12%	288	275	5%	5,776	5,172	12%	838	765	10%
M&G:												
Individual Life and Pensions	-	29	0%	-	2	0%	-	31	0%	-	5	0%
Investment Products	906	1,050	(14%)	12	16	(25%)	918	1,066	(14%)	103	121	(15%)
Total M&G	906	1,079	(16%)	12	18	(33%)	918	1,097	(16%)	103	126	(18%)
Total UK Operations	6,394	5,976	7%	300	293	2%	6,694	6,269	7%	940	891	5%
European Operations:												
Insurance Products	58	14	314%	20	22	(9%)	78	36	117%	26	23	13%
Total European Operation	58	14	314%	20	22	(9%)	78	36	117%	26	23	13%
US Operations:												
Fixed Annuities	1,899	1,056	80%	-	-	0%	1,899	1,056	80%	190	106	79%
Equity Linked Index Annuities	271	409	(34%)	-	-	0%	271	409	(34%)	27	41	(34%)
Variable Annuities	768	1,709	(55%)	-	-	0%	768	1,709	(55%)	77	171	(55%)
Sub-total Annuities	2,938	3,174	(7%)	-	-	0%	2,938	3,174	(7%)	294	317	(7%)
Guaranteed Investment Contracts	170	365	(53%)	-	-	0%	170	365	(53%)	17	37	(54%)
GIC - Medium Term Note	1,504	1,291	16%	-	-	0%	1,504	1,291	16%	150	129	16%
Life	-	-	0%	22	25	(12%)	22	25	(12%)	22	25	(12%)
Total US Operations	4,612	4,830	(5%)	22	25	(12%)	4,634	4,855	(5%)	483	508	(5%)
Asian Operations:												
Insurance Products	650	275	136%	369	229	61%	1,019	504	102%	434	257	69%
Investment Products	9,027	2,259	300%	-	-	0%	9,027	2,259	300%	903	226	300%
Total Asian Operations (Schedule 2)	9,677	2,534	282%	369	229	61%	10,046	2,763	264%	1,337	482	177%
Group Total:												
Insurance Products	10,723	9,901	8%	693	538	29%	11,416	10,439	9%	1,765	1,528	16%
Investment Products	10,018	3,453	190%	18	31	(42%)	10,036	3,484	188%	1,021	376	172%
Group Total	20,741	13,354	55%	711	569	25%	21,452	13,923	54%	2,786	1,904	46%

	2001 £m	2000 £m	
US Banking Products			
Total Deposit Liabilities	575	483	19%
Retail Assets	696	630	10%
UK Gross Premiums Written	390	334	17%

Schedule 2

	Single Premiums			Regular Premiums			Total Premiums			APE		
	2001 £m	2000 £m	+/- (%)	2001 £m	2000 £m	+/- (%)	2001 £m	2000 £m	+/- (%)	2001 £m	2000 £m	+/- (%)
UK Insurance Operations:												
Prudential Financial Services												
DSF/Remote:												
Individual Pensions	26	30	(13%)	26	34	(24%)	52	64	(19%)	29	37	(22%)
Corporate Pensions	-	1	0%	-	19	0%	-	20	0%	-	19	0%
Life	226	534	(58%)	11	28	(61%)	237	562	(58%)	34	81	(58%)
Annuities	499	442	13%	-	-	0%	499	442	13%	50	44	14%
Investment Products	15	43	(65%)	4	12	(67%)	19	55	(65%)	6	16	(63%)
Sub-Total	766	1,050	(27%)	41	93	(56%)	807	1,143	(29%)	119	198	(40%)
DSS Rebates	185	175	6%	-	-	0%	185	175	6%	19	18	6%
Total Retail	951	1,225	(22%)	41	93	(56%)	992	1,318	(25%)	138	216	(36%)
Group Pensions:												
Corporate Pensions	469	750	(37%)	131	74	77%	600	824	(27%)	178	149	19%
Annuities	164	160	3%	-	-	0%	164	160	3%	16	16	0%
Total Group Pensions	633	910	(30%)	131	74	77%	764	984	(22%)	194	165	18%
Total Direct	1,584	2,135	(26%)	172	167	3%	1,756	2,302	(24%)	332	381	(13%)
Prudential Intermediary Business:												
Retail IFA:												
Individual Pensions	219	196	12%	68	54	26%	287	250	15%	90	74	22%
Corporate Pensions	82	94	(13%)	19	15	27%	101	109	(7%)	27	24	13%
Life	2,297	1,660	38%	27	36	(25%)	2,324	1,696	37%	257	202	27%
Annuities	139	112	24%	-	-	0%	139	112	24%	14	11	27%
Investment Products	70	101	(31%)	2	3	(33%)	72	104	(31%)	9	13	(31%)
Sub-Total	2,807	2,163	30%	116	108	7%	2,923	2,271	29%	397	324	23%
DSS Rebates	64	59	8%	-	-	0%	64	59	8%	6	6	0%
Total Retail IFA	2,871	2,222	29%	116	108	7%	2,987	2,330	28%	403	330	22%
Annuities:												
Annuities	1,033	540	91%	-	-	0%	1,033	540	91%	103	54	91%
Total Annuities	1,033	540	91%	-	-	0%	1,033	540	91%	103	54	91%
Total Intermediated	3,904	2,762	41%	116	108	7%	4,020	2,870	40%	506	384	32%
Asian Operations:												
Insurance Products:												
Singapore	515	239	115%	37	46	(20%)	552	285	94%	89	70	27%
Hong Kong	88	15	487%	71	47	51%	159	62	156%	80	49	63%
Malaysia	13	15	(13%)	45	32	41%	58	47	23%	46	34	35%
Taiwan	5	1	400%	135	78	73%	140	79	77%	136	78	74%
Japan	12	-	0%	28	-	0%	40	-	0%	29	-	0%
Other	17	5	240%	53	26	104%	70	31	126%	55	26	112%
Total Insurance Products	650	275	136%	369	229	61%	1,019	504	102%	434	257	69%
Investment Products:												
India	2,110	1,215	74%	-	-	0%	2,110	1,215	74%	211	122	73%
Taiwan	6,773	1,014	568%	-	-	0%	6,773	1,014	568%	677	101	570%
Other	53	30	77%	-	-	0%	53	30	77%	5	3	67%
Total Gross Mutual Fund Sales	8,936	2,259	296%	-	-	0%	8,936	2,259	296%	894	226	296%
Hong Kong MPF Products	91	-	0%	-	-	0%	91	-	0%	9	-	0%
Total Investment Products	9,027	2,259	300%	-	-	0%	9,027	2,259	300%	903	226	300%
Total Asian Operations	9,677	2,534	282%	369	229	61%	10,046	2,763	264%	1,337	482	177%
Asia Mutual Funds												
Net Mutual Fund Sales:												
India	352	365	(4%)									
Taiwan	998	(72)	1486%									
Other	45	16	181%									
Total Net Mutual Fund Sales	1,395	309	351%									

Funds Under Management:	India	Taiwan	Other	Total
Opening Balance of FUM (31/12/00)	695	934	20	1,649
Net Flows	352	998	45	1,395
Market Movement	24	35	(7)	52
Closing Balance of FUM (31/12/01)	1,071	1,967	58	3,096

Notes to Schedules:

1. Sales for overseas operations have been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.44 (2000 - 1.52). Balance sheet figures have been calculated at closing exchange rates.

2. In Asia, 'Other' Insurance Products include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.

3. Insurance sales for Japan are included from 13 February 2001, the date of acquisition of Orico Life Insurance Company Limited .

4. Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

5. Annual Premium Equivalents (APE), calculated as regular premiums + 10% single premiums, are subject to roundings.